July 25, 2006


VIA EDGAR and FAX
-----------------

John Cash, Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

          Re:   ADA-ES, Inc.
                Form 10-K for the year ended December 31, 2005
                Form 10-Q for the period ended March 31, 2006
                File No. 0-50216
                ----------------

Dear Mr. Cash:

     On behalf of ADA-ES, Inc. ("we" or the "Company"), we respond as follows to the Staff's comment letter dated July 7, 2006 relating to the above-captioned filings on Forms 10-K and 10-Q. Please note that for the Staff's convenience, we have recited each of the Staff's comments and provided the Company's response to each immediately thereafter.


     Form 10-KSB for the fiscal year ended December 31, 2005
     -------------------------------------------------------


          Revenue Recognition, page F-8
          -----------------------------

          We note your response to our prior comment five and have the following additional comments:

          o With regard to the contracts for sales of your ACI systems, please tell us how you have determined that you do not fall under the first bullet of paragraph 14 of SOP 81-1. Additionally, to help us better understand how you determined that percentage of completion accounting was appropriate, please provide us with a detailed explanation of both your and your buyer's enforceable rights to the work-in-progress as the work progresses. Refer to paragraph 22 of SOP 81-1.

          o Regarding the contracts for your commercial mercury emission measurement and consulting services, it appears to us that you should be using an output based approach to recording revenue for these service contracts, such as when services are rendered. Please refer to footnote 1 of SOP 81-1 as well as Section 2(F)(2) of our outline of Current Accounting and Disclosure Issues, available on our website at www.sec.gov/divisions/corpfin/acctdis120105.pdf, and provide us with a more detailed explanation of why you continue to believe the percentage of completion method for revenue recognition is appropriate for your circumstances. Alternatively, if you no longer believe that service contract revenue should be recognized

John Cash, Branch Chief
Securities & Exchange Commission
July 25, 2006
Page 2


               under the percentage of completion method, please demonstrate to us that there would not have been a material difference in your fiscal year 2004 and 2005 revenues if you had recognized service contract revenues in accordance with SAB Topic 13, and confirm to us that you will recognize revenues from service contracts in accordance with SAB Topic 13 in the future.

          o With regard to your contracts where there are delivery milestones, it remains unclear to us that it is appropriate to account for these contracts under percentage of completion. In this regard, we note your statement on page 3 of your Form 10-KSB that these agreements often include various technical and financial reports that you submit on a prescribed schedule. Please provide us with further details of the terms of these contracts. For example, what happens if the contract is cancelled in-between milestones? Will you receive payment for all work through the date of cancellation? Will you be assessed any penalties? If a contract is cancelled prior to completion are you required to remit any previous earnings back to the customer? Please provide us with a copy of one of your current contracts where there are milestones to help us better understand this matter.

          o With regard to your contracts where there are delivery milestones, your response appears to indicate that there would not be a material difference in the amount of revenue recognized based on the delivery milestones versus the amount of revenue recognized under the percentage of completion. Please demonstrate this by quantifying for us the impact on your fiscal 2004 and 2005 results if you had accounted for these contracts based on milestones rather than percentage of completion. Also confirm to us that going forward you will recognize the revenue associated with each delivery milestone when the milestone has been completed, or explain to us why you do not believe that this method of revenue recognition is appropriate under the terms of such contracts.


     A. ACI systems sales and application of paragraph 14 of SOP 81-1 - The first bullet point of the noted paragraph 14 excludes from coverage of the statement "Sales by a manufacturer of goods produced in a standard manufacturing operation, even if produced to buyers' specifications,
          .....if such sales are normally recognized as revenue in accordance with the realization principle for sales of products and if their costs are accounted for in accordance with generally accepted principles of inventory costing." Our ACI system sales do not fall under such point for the following reasons:

          1. We are not a manufacturer of goods but rather order the major components from others and provide an engineered package of components to our customers; and
          2. We do not maintain any inventory of the major system components, nor do such components ever become an item of inventory. Such components are ordered from others on a contract by contract basis.

          With regard to our and our buyers' enforceable rights to the work-in-progress, in every case where we have entered into a contract to supply an ACI system, the buyer is a large company who generally dictates contract terms. In each and every case those contracts include in the general terms and conditions, the following or similar language in the section entitled TERMINATION. "Buyer may at any time terminate this order in whole or in part for its convenience upon written notice to Seller in which event Seller shall be entitled to reasonable termination charges consisting of a percentage of the order price reflecting the percentage of the work performed prior to

John Cash, Branch Chief
Securities & Exchange Commission
July 25, 2006
Page 3


          termination plus actual direct costs resulting from termination." In other instances there are contractual provisions that allow the customer to take over the work-in-progress at his option in an early termination. In addition, we have granted the buyer, in some instances, security interests in our underlying contract rights as set forth in the following excerpted language from a supplemental agreement with a customer (in this case the "Contractor") wherein we are the "Subcontractor" and the "Subcontract" is our sales contract:

          "Security Interest. In order to secure all of the Subcontractor's debts, obligations and liabilities under and in connection with the Subcontract (hereinafter, the "Obligations"), Subcontractor hereby grants to Contractor a security interest in:

               a. each contract right of Subcontractor arising from any and all contracts or other agreements Subcontractor may have with any of its subcontractors or materialman for the manufacture or supply of any component parts, supplies, machinery, tools, raw material and other equipment and inventory to be directly incorporated into the Finished Product.
               b. all component parts, raw material, work in progress and other project specific equipment and inventory the Subcontractor purchased for the use in Subcontractor's performance of the Obligations or for incorporation into the finished Product,
               c. all of the Subcontractor's rights by virtue of down payments and purchase orders for, and all of Subcontractor's other general intangibles relating to, such component parts, raw materials, and work in progress, and
               d. all proceeds and products of, and all rights and privileges incident to, any of the foregoing.

          Whether now owned or hereinafter acquired (hereinafter collectively, the "Collateral")."

          We believe our position as a provider of engineered system, not a manufacturer with inventory and the above exampled contract terms further support the propriety of the percentage of completion method of revenue recognition for our ACI system sale contracts.


     B. Contracts for commercial mercury emission measurement and consulting - We note your comment with regard to these contracts. However, we believe the percentage of completion method we are applying for the fixed price contracts of this nature is appropriate and recognizes revenue as it is earned and reflects the pattern in which our obligations to the customer are fulfilled. These contracts are for the provision of services related to the construction of facilities and are performed by engineers. The last bullet point of paragraph 13 of SOP 81-1 specifically includes "Contracts for services performed by...engineers..." In these contracts we typically supply temporary equipment, inject sorbent and measure mercury emissions over a usually predetermined period of time, evaluate control alternatives in light of exiting and potential regulations, and recommend a course of action (often allowing the customer to determine specifications as a precursor to the order of an ACI system). These contracts also exhibit circumstances appropriate to the percentage of completion method including their fixed price nature, and the dependability of estimates of costs to complete and extent of progress toward completion.

John Cash, Branch Chief
Securities & Exchange Commission
July 25, 2006
Page 4


     C. Contracts with delivery milestones, Form 10-KSB comment - We note your comment with regard to these contracts, and in particular your reference to our statement on page 3 of our Form 10-KSB that these agreements often include various technical and financial reports we submit on a prescribed basis. Please note the contracts referenced in the Form 10-KSB are all government contracts, none of which are accounted for using the percentage of completion method. These "milestones" are typically technical reports of progress in our field demonstrations required at specific time intervals (e.g. quarterly or annual reports) and are not contractually related to the earnings process. As noted in our response letter to you dated June 27, 2006 in paragraph 5.B.: "Revenue on our government contracts is recognized as costs (time, materials and burden rates) are incurred. In this case we believe that both the earnings process is complete and an exchange has taken place so that revenue recognition on that basis is appropriate (APB Statement 4, Paragraph 150). These contracts specifically allow us to invoice and collect amounts from the DOE as we incur costs."

     D. Contracts delivery milestones - We note your comment and apologize for the confusion our previous response created. The point we were attempting to make is the typical billing schedule (the timing and amount of invoices to the customer) provided in our contracts appears to closely follow the progress of work (the percentage complete) such that we do not usually have significant unbilled receivables or deferred revenue recorded on our financial statements. See our comment in C. above with regard to revenue recognition on the government contracts that have significant delivery milestones. We also confirm to you that going forward, in the event we enter into contracts where the earnings process for revenue recognition is dependent upon significant delivery milestones, we will recognize the revenue associated with each delivery milestone when the milestone has been completed.

               Goodwill, page F-9
               ------------------

               2. We note your response to our prior comment six that you will remove the reference to the investment banking firm in future filings; however, due to the fact that you have incorporated your 10-KSB by reference into your S-3 filing, you are required to amend your 10-KSB to either name the investment banking firm and include their consent or to remove the reference to the investment banking firm.

          We note the Staff comment and will remove the reference to the investment banking firm in an amendment to our Form 10-KSB. The footnote comment will be amended to read as follows:

          "Goodwill - Goodwill consists of the excess of the aggregate purchase price over the fair value of net assets of businesses acquired. Goodwill was amortized over a 10-year period through December 31, 2001 and is attributable to the Company's FGC reporting segment. As of January 1, 2002, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets. Under SFAS No. 142, goodwill is no longer amortized, but subject to an impairment evaluation, which is performed in the fourth quarter of each year. As a result of this evaluation, which was performed on the FGC reporting segment, the Company concluded that no impairment of its goodwill was required."

John Cash, Branch Chief
Securities & Exchange Commission
July 25, 2006
Page 5


          Form 10-Q for the period ended March 31, 2006
          ---------------------------------------------

          Item 2. Management's Discussion and Analysis - Overview
          -------------------------------------------------------


               3. We note your response to our prior comment 11. Please tell us if the acquisition you refer to is probable, and if it is probable please confirm whether it meets the 50% significance test. If it is over the 50% significance threshold we remind you that you will be required to provide pro forma financial information in your current registration statement as noted in Rule 3-05 of Regulation S-X.


The acquisition noted in our response is not currently probable. We note your comment on the significance test and the need to provide pro forma financial information in our current registration statement, if appropriate, as noted in Rule 3-05 of Regulation S-X.


     I believe that this responds to all of the Staff's comments. We have filed the amendment noted to our Form 10-KSB. Please do not hesitate to contact me if you have any further questions of comments. I can be reached at telephone 303-734-1727.


                                         Sincerely,

                                         ADA-ES, Inc.

                                         /s/ Mark H. McKinnies

                                         Mark McKinnies
                                         Senior VP and Chief Financial Officer